UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Instruction No. 358/2002, informs to its shareholders and to the market in general that received today from its controlling shareholders Bonaire Participações S.A. (“Bonaire”) and Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”), the information of the completion, on September 19, 2016, of the transfer of ten thousand (10,000) common shares issued by CPFL Energia, owned by Bonaire, bound to the Shareholders Agreement of the Company, to Energia SP FIA.

Energia SP FIA is the controlling shareholder of Bonaire and is also a shareholder of CPFL Energia, owning, before the abovementioned transfer, 150,136,050 common shares of the Company, of which 112,186,990 shares bound to the Shareholders Agreement. With the completion of the transfer of the abovementioned common shares of CPFL Energia, owned by Bonaire, to Energia SP FIA, it now holds 150,146,050 common shares of the Company, of which 112,196,990 shares bound to the Shareholders Agreement. Bonaire, in turn, is no longer a party to the Company's Controlling Block.

We reproduce below the Announcement to the Market issued today by Bonaire:

 “BONAIRE PARTICIPAÇÕES S.A. ("Company" and/or "Bonaire"), hereby informs and clarifies that, on September 19, 2016, the purchase and sale of ten thousand (10,000) shares, bound to the Shareholders Agreement of CPFL Energia S.A., held by the Company, was made, to Energia São Paulo Fundo de Investimento em Ações, company taxpayer ID (CNPJ/MF) no. 02.178.371/0001-93, with address at Avenida Juscelino Kubitschek, nº 510, 1º andar, sala Belfort, in the city and state of São Paulo, at the price of twenty-three reais and eighty-one centavos (R$ 23.81) per each share, totaling the amount of two hundred thirty-eight thousand, one hundred reais (R$ 238,100.00).”

São Paulo, September 23, 2016.

Andre Dorf

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 23, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.